EXHIBIT (a)(1)(G)

For Immediate Release:

         AMAZING SAVINGS HOLDING LLC COMMENCES TENDER OFFER FOR ODD JOB
                              STORES, INC. SHARES

           Mountainville, NY and South Plainfield, NJ - (Business Wire) - June 10, 2003. Amazing Savings Holding LLC ("AMAZING SAVINGS") and Odd Job Stores, Inc. (NASDAQ ODDJ) ("ODD JOB") today announced that Amazing Savings has commenced its previously announced tender offer (the "OFFER") to purchase up to 96% of the outstanding common shares of Odd Job at a cash price of $3.00 per share. If the Offer is not completed on or before July 15, 2003, Amazing Savings has the right to reduce the offer price to $2.90 per share. In addition, Amazing Savings has the right to reduce the minimum number of common shares purchased to a majority of the outstanding common shares. The Offer is scheduled to expire on July 9, 2003.

           The Board of Directors of Odd Job has unanimously approved the Offer and recommended that Odd Job shareholders accept the Offer and tender their common shares. The purchase of shares in the Offer is conditioned upon, among other things, the valid tender, without withdrawal before the expiration of the Offer, of the minimum amount of common shares required under the Tender Agreement and the effectiveness of a written consent by Odd Job shareholders to opt out of the Ohio Control Share Acquisition Law. The Offer is not conditioned on the receipt of financing; however the Offer is conditioned upon receipt of a forbearance agreement from Odd Job's lenders to continue to provide liquidity to the Company under the existing Credit Facility through August 31, 2003. Under the existing Credit Facility, a change in control of Odd Job would constitute a default under the facility.

           Shareholders that own approximately 53% of the common shares have entered into a Principal Shareholders' Agreement, dated as of June 3, 2003, with Amazing Savings in which they agreed to tender their shares into the Offer.

           The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Odd Job. Amazing Savings is filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which will contain the complete terms and conditions of the Offer in an offer to purchase, letter of transmittal and other related materials. Odd Job is filing with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer that will be distributed to Odd Job shareholders with the tender offer documents. Odd Job shareholders are urged to read the tender offer documents and the Solicitation/Recommendation Statement carefully when they become available because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, by contacting MacKenzie Partners, Inc., the Information Agent for the transaction, at (212) 929-5500 (for banks and brokers) and for all others call toll free at (800) 322-2885 or by directing a request to Odd Job at 200 Helen Street, South Plainfield, New Jersey 07080,
Attention: Corporate Secretary.

           For a more complete description of the proposed transactions, please refer to the Tender Agreement, which was attached as an exhibit to Odd Job's Current Report on Form 8-K filed with the SEC on June 4, 2003.

           ABOUT AMAZING SAVINGS. Amazing Savings is a Delaware limited liability company, which directly or indirectly owns and operates an upscale close-out retail business. Amazing Savings commenced operations in 1988. Amazing Savings' slogan is "quality close-outs at amazing prices." Amazing Savings operates fourteen (14) stores in New York, New Jersey and Maryland.

           ABOUT ODD JOB. Odd Job is a major regional closeout retail business. It currently operates a chain of 75 closeout retail stores in New York, New Jersey, Pennsylvania, Connecticut, Delaware, Ohio, Michigan and Kentucky.


CONTACT:   Amazing Savings Holding LLC    Odd Job Stores, Inc.
           Jeffrey Parker                 Edward Cornell
           (845) 534-1000                 Executive Vice President and Chief
                                          Financial Officer
                                          (908) 222-1000




























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